EX.h.2

[CWAM LETTERHEAD]

April 30, 2013

Wanger Advisors Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof as follows with respect to Wanger Select and Wanger International Select, each a series of Wanger Advisors Trust (each a “Fund”):

The total expenses of Wanger Select and Wanger International Select through April 30, 2014, exclusive of taxes, of interest and of extraordinary litigation expenses, but including fees paid to CWAM, as a percentage of the Fund’s net assets, shall not exceed 1.35% or 1.45% per annum, respectively, and CWAM agrees to reimburse each Fund for any sums expended for such expenses in excess of that amount. For purposes of calculating the expenses subject to this limitation, (i) brokers’ commissions and other charges relating to the purchase and sale of portfolio securities and (ii) the excess custodian costs attributable to investments in foreign securities compared to the custodian costs which would have been incurred had the investments been in domestic securities, shall not be regarded as expenses. Reimbursement, if any, shall be made by reduction of the fees otherwise payable to CWAM under the Investment Advisory Agreement dated May 27, 2011 between Wanger Advisors Trust and CWAM (the “Advisory Agreement”), no less frequently than quarterly. Notwithstanding the foregoing, the limitations on total expenses set forth herein shall not apply to any class of shares of a Fund established after the effective date hereof.

Effective April 30, 2013, this contractual undertaking supercedes any prior expense limitation provisions for Wanger Select and Wanger International Select contained in the Advisory Agreement. This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Chief Operating Officer

Agreed and accepted by

WANGER ADVISORS TRUST

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Vice President, Secretary and Treasurer